Exhibit 99.1

PRESS RELEASE

RICHARD LIGHTOWLER APPOINTED TO THE BOARD OF ASPEN INSURANCE HOLDINGS LIMITED

HAMILTON, Bermuda – December 10, 2020 – Aspen Insurance Holdings Limited (“Aspen” or the “Company”) announced today that Richard Lightowler has been appointed to its Board as a Non Executive Director effective December 10 2020.

Mr. Lightowler is currently a Non-Executive Director of Oakley Capital Investments Limited and Hansa Investment Company Limited. Richard has over 25 years in public accounting and was notably Partner with KPMG for almost 19 years. While at KPMG he also served as Head of the Insurance Practice and a member of the firm’s Global Insurance Leadership Team.

During his extensive career, Richard has worked with many large international reinsurance and insurance groups. As well as his extensive industry background he also brings significant risk, governance and transaction experience including working with both UK and US stock exchanges.

Aspen also announced today that Gordon Ireland, Non Executive Director and current Chair of the Audit Committee will be stepping down from the Board at the Company’s Annual General Meeting in 2021. Gordon Ireland’s departure comes after more than seven years’ service, and it is anticipated that Richard Lightowler will succeed Gordon as Chair of the Audit Committee at that time.

Aspen further announced today that Gary Parr has stepped down from its Board with immediate effect. Gary Parr is a Senior Managing Director and Executive Committee member of Apollo Global Management, Inc. and was appointed as a Director of the Board on February 15, 2019 at the time of Apollo’s acquisition of the Company.

Richard commented: “I am excited to be joining the Board of Aspen at this important time in the company’s evolution. Under the new management team, the business is well positioned to create significant value and to deliver on its potential as a leading market for risk solutions. I look forward to working with fellow Board members, and the wider leadership team, to help Aspen continue its trajectory and focus on value creation.”

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “I am delighted that Richard is joining the Aspen Board. His extensive experience in the sector will complement our existing strong team of directors. His new insights and expertise will be invaluable as we continue our journey to transition the business as a solution provider and risk transformer.

“I would like to thank Gordon and Gary for their significant contributions to the Board during their tenure and we wish them well in their future endeavors.”

- ENDS -

About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2019, Aspen reported $12.6 billion in total assets, $7.0 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC, and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2019, each of which is incorporated herein by reference.

For further information:

Media

Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544